Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change April 10, 2008
Item 3	News Release The news release dated April 10, 2008 was disseminated through Marketwire’s Canadian and US Timely Disclosure network.
Item 4

Summary of Material Change

Canplats Resources Corporation announced the results of initial diamond drill holes and further reverse circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.  Initial diamond drill results have confirmed the widespread gold values intersected in reverse-circulation drill holes and have extended the known mineralization to depth, while continued reverse circulation drilling has extended the margins of the known Represa Zone mineralization.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated April 10, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 10th day of April, 2008.

April 10, 2008	TSX Venture Symbol: CPQ

CAMINO ROJO DRILLING EXTENDS REPRESA
GOLD-SILVER-LEAD-ZINC MINERALIZATION LATERALLY AND TO DEPTH

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of initial diamond drill holes and further reverse circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.  Initial diamond drill results have confirmed the widespread gold values intersected in reverse-circulation drill holes and have extended the known mineralization to depth, while continued reverse circulation drilling has extended the margins of the known Represa Zone mineralization.

Significant drill intercepts include:

•
Diamond drill hole CRD-01, which intersected 725 meters averaging 0.49 grams gold per tonne, 10.03 grams silver per tonne, 0.13% lead, and 0.40% zinc, including 398 meters averaging 0.64 grams gold per tonne, 13.97 grams silver per tonne, 0.22% lead, and 0.45% zinc.

•
Diamond drill hole CRD-03, which intersected 728 meters averaging 0.50 grams gold per tonne, 12.01 grams silver per tonne, 0.11% lead, and 0.28% zinc, including 417 meters averaging 0.71 grams gold per tonne, 18.81 grams silver per tonne, 0.19% lead, and 0.33% zinc.

•
Reverse circulation drill hole CR-25, which intersected 120 meters averaging 0.78 grams gold per tonne, 18.46 grams silver per tonne, 0.40% lead, and 0.39% zinc.  This hole, which will be deepened in future drilling, has extended the known Represa Zone mineralization by an additional 100 meters to the east of previously announced drill hole CR-12 (see news release of January 21, 2008).  Drill hole CR-21 indicates potential for further extensions of mineralization to the east.

•
Reverse circulation drill hole CR-32, which intersected 300 meters averaging 0.70 grams gold per tonne, 11.18 grams silver per tonne, 0.19% lead, and 0.35% zinc.  This hole extends the western margin of the known Represa Zone mineralization beneath and with much stronger gold values than previously announced drill hole CR-19 (see news release of March 3, 2008).

Detailed drill results are provided in the following tables:

Diamond Drill Holes – Represa Zone:
Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CRD-01	0.00	724.73	724.73	0.49	10.03	0.13	0.40
	0.00	230.00	230.00	0.78	15.77	0.25	0.45
	0.00	398.00	398.00	0.64	13.97	0.22	0.45
	650.00	724.73	74.73	0.81	12.82	0.04	0.51
CRD-02(i)	0.00	54.56	54.56	0.97	11.73	0.27	0.26
CRD-03	0.00	728.00	728.00	0.50	12.01	0.11	0.28
	0.00	214.00	214.00	0.95	24.83	0.24	0.33
	0.00	417.00	417.00	0.71	18.81	0.19	0.33
CRD-04	326.00	552.00	226.00	0.61	5.62	0.04	0.24
	516.00	552.00	36.00	1.39	12.53	0.06	0.26

(i)	Hole ended in mineralization
(ii)  True width to be determined

Reverse Circulation Drill Holes – Represa Zone:
Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-21(i)	50	250	200	0.25	6.56	0.12	0.22
	190	250	60	0.47	9.21	0.16	0.40
CR-23	0	218	218	0.43	14.90	0.28	0.40
CR-25(i)	0	120	120	0.78	18.46	0.40	0.39
	78	120	42	1.43	25.64	0.40	0.28
CR-28	108	270	162	0.32	11.53	0.25	0.45
CR-30(i)	92	300	208	0.29	11.87	0.13	0.36
CR-31(i)	0	256	256	0.61	13.67	0.23	0.55
	162	256	94	1.13	18.41	0.26	0.93
CR-32(i)	0	300	300	0.70	11.18	0.19	0.35
	140	300	160	0.82	11.66	0.18	0.41

(i)    Hole ended in mineralization
(ii) True width to be determined

Maps of the drill program will be available at the Canplats web site, www.canplats.com.

Diamond drill hole CRD-01 was inclined at -75 degrees to the north, CRD-02 at -75 degrees to the west, and CRD-03 at -75 degrees to the west.  Mineralization in these drill holes was largely oxidized to a depth of 200 meters, with transitional oxide/sulphide mineralization extending to a depth of approximately 400 meters.  Diamond drill hole CRD-04 was inclined at -60 degrees to the north, and encountered sulphide mineralization over the intervals reported above.

An additional four reverse circulation drill holes were completed in the Don Julio Zone (CR-24, CR-26, CR-27, and CR-29) and returned anomalous values up to 2.5 grams gold per tonne over 2 meters.  Further drilling is planned to test below the favourable alteration and trace element geochemistry encountered in shallow reverse circulation drilling to date.  The Don Julio Zone is situated within a strong IP chargeability anomaly 1,000 meters to the southwest of the Represa Zone.  An additional wildcat reverse circulation drill hole (CR-22) tested a resistivity anomaly located 700 meters to the southeast of the Represa Zone and returned no significant values.

Four drill rigs are currently in operation at the Camino Rojo project; two reverse circulation drills are focused on extending and delineating the oxide mineralization, while two diamond drills are targeting mineralization at depth.  The 150,000 hectare (580 square mile) Camino Rojo project is wholly-owned by Canplats Resources and is located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Chihuahua, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.